January 17, 2025

Gary Gerson
Chief Financial Officer
Gladstone Commercial Corporation
1521 Westbranch Drive, Suite 100
McLean, VA 22102

       Re: Gladstone Commercial Corporation
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 001-33097
Dear Gary Gerson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Michael LiCalsi